SEC FILE NUMBER: 000-52107
CUSIP NUMBER: 42331P 106

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☐Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR     ☐Form N-CSR

For Period Ended:                 March 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
HELIX WIND, CORP. (Full Name of Registrant)
N/A (Former Name if Applicable)
1848 Commercial Street (Address of Principal Executive Office (Street and Number))
San Diego, CA 92113 (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) ☒
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Helix Wind, Corp. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10−Q (the “Form 10−Q”) for the quarter ended March 31, 2009, by May 15, 2009, without unreasonable effort and expense because it has taken longer than anticipated to complete its internal review process to ensure that all material transactions are appropriately recorded and disclosed relating to  transactions occurring during the quarter.

PART IV -- OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Kevin Claudio, Chief Financial Officer (Name)	(877) (Area Code)	246-4354 (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐Yes     ☒ No

The Company was obligated in April of 2009 to file a Current Report on Form 8-K to disclose the issuance of 11,000,000 shares of its common stock pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by  Section 3(a)(10) of the Securities Act .  Such disclosure will be included in Item 5 – Other Information of the Company’s Form 10-Q when filed.

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Notification of Late Filing on Form 12b−25 with respect to future financial or business performance, strategies or expectations constitute forward-looking statements that are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this Notification of Late Filing on Form 12b−25 are not historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. These forward-looking statements include, but are not limited to, future interest rates, the availability of credit under the Company's credit facilities and certain assumptions upon which such forward-looking statements are based. The forward-looking statements in this Notification of Late Filing on Form 12b−25 do not constitute guarantees of future performance and involve a number of factors that could cause actual results to differ materially, including risks associated with the Company's business involving its products, the development and distribution of the Company's products and related services, economic and competitive factors, the Company's key strategic relationships, changes in regulations affecting the Company's business and other risks more fully described in the Company's Current Report on Form 8-K filed on February 11, 2009. The Company assumes no obligation to update any forward-looking information contained in this Notification of Late Filing or with respect to the announcements described herein.

Helix Wind Corp. (Name of Registrant as Specified in Charter)

Helix Wind, Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2009	By: /s/ Ian Gardner Ian Gardner, Chief Executive Officer

Instruction:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).